September 23, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Christopher Chase

Re:	Amazon.com, Inc.

Registration Statement on Form S-4 (File No. 333-160831)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Amazon.com, Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 4:00 p.m. (EDT) on September 25, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

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The Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned ((206) 266-6360) or Ronald O. Mueller ((202) 955-8671) of Gibson, Dunn & Crutcher LLP with any questions or comments concerning this letter.

Very truly yours,

Amazon.com, Inc.

By:	/s/ Michael Deal
Name:	Michael Deal
Title:	Vice President and Associate General Counsel

cc:	Ronald O. Mueller, Gibson, Dunn & Crutcher LLP

Peter T. Heilmann, Gibson, Dunn & Crutcher LLP

William R. Schreiber, Fenwick & West LLP

Robert A. Freedman, Fenwick & West LLP

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